EXHIBIT 99.1

            ARAMEX ANNOUNCES FIRST QUARTER RESULTS OF $0.15 PER SHARE

Aramex International Limited (Nasdaq Symbol: "ARMXF"), a Bermuda company, one of the leading Middle East express courier and freight forwarding companies, announced record results for its first quarter ended March 31, 1997 and earnings per share of US$0.15 per share.

Aramex's total revenues increased by 36% in the first quarter of 1997 to US$14.6 million compared to US$10.8 million in the first quarter of 1996. Net income also increased by 79% in the first quarter of 1997 to approximately US$0.6 million compared to approximately US$0.4 million in the first quarter of 1996. Earnings per share increased 36% to US$0.15 per share compared to US$0.11 per share.

"This is the best first quarter ever for Aramex, we are very pleased with our results," commented William Kingson, Aramex's Chairman.

Aramex's express revenues increased by 21% to US$8.1 million in the first quarter of 1997 compared to US$6.7 million in the first quarter of 1996. This growth was primarily due to results from the Company's main stations in the Gulf, especially in Dubai and Saudi Arabia where the Company is involved in a major investment to upgrade its facilities after obtaining its license to operate its courier division. Express revenue from Aramex's Saudi Arabian operations grew 117% in the first quarter of 1997 compared to the prior period.

Freight forwarding revenue also increased by 47% to US$4.6 million in the first quarter of 1997 from US$3.1 million in the first quarter of 1996.

Domestic revenue increased by 33% to US$0.8 million in the first quarter of 1997 from US$0.6 million in the first quarter of 1996. Other revenue, which includes revenue from the Company's mail order catalog and its travel and customs clearance businesses, increased by 267% to US$1.1 million in the first quarter of 1997 from US$0.3 million in the first quarter of 1996.

"Aramex's growth in the first quarter is very encouraging for us since it came during a typically slower quarter which included a significant number of Arabic holidays. Despite the number of days in which our customers were closed due to the holidays, our sales activities in our major stations in Saudi Arabia, UAE, Qatar, Jordan, Lebanon and the United Kingdom proved successful" commented Fadi Ghandour, Aramex's President and CEO.

Aramex reported increased shipping costs, as a percentage of total revenue, of 55% of total revenues for the first quarter of 1997 compared to 51% of total revenue for the first quarter of 1996 which costs were offset by decreased selling, general and administrative expenses as a percentage of total revenue, of 22% for the first quarter of 1997 compared to 27% for the first quarter of 1996.

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"The results for the first quarter of 1997 reflected healthy increases in all our products and services and great support for our plan to become a "one stop shop" solution for our customers' express and transportation needs" added Fadi Ghandour, President & CEO.

Aramex has operations in dozens of countries and regions worldwide, including the Gulf and the Middle East, the Near East, Turkey, the U.K., France, Switzerland, Bulgaria, Greece, the United States, Canada and Hong Kong.

Certain of the statements contained in this press release may be deemed forward looking statements. Such statements, and other matters addressed in this press release, involve a number of risks and uncertainties. Among the factors that could cause actual plans to differ materially from these statements and other matters are the risks and other factors detailed, from time to time, in the Company's reports with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's Registration Statement on Form F-1 (File No. 333-15639).

         Contact: Fadi Ghandour, 962-6-5538761, or fax, 962-6-5537451; or
William Kingson, 212-752-5660, or fax, 212-308-3938, both of Aramex International Limited.

                                       2

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                          ARAMEX INTERNATIONAL,LIMITED
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                FOR THE THREE MONTHS ENDED MARCH 31,1997 AND 1996
         (IN THOUSANDS U.S DOLLARS EXCEPT FOR SHARES AND PER SHARE DATA)

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                                                         Unaudited                Unaudited
                                                     Three months ended       Three months ended
                                                        March 31, 1997           March 31, 1996


Revenues                                                   14,697                    10,770
Shipping costs                                             (8,000)                   (5,449)
                                                          -------                   -------
Gross Profit                                                6,597                     5,321
Operating Expenses                                          2,681                     1,962
Selling, general and administrative expenses                3,273                     2,933
                                                            -----                     -----
Operating Income                                              643                       426
Other income (expenses)
Interest Income                                                83                         0
Interest Expense                                              (17)                       (7)
Loss on sale of property, plant and equipment                  (7)                        0
Exchange (loss) gain                                           (2)                        0
Other income (loss)                                             3                        (7)
                                                               --                       ---
                                                               60                       (14)
                                                               --                      ----
Income before income tax                                      703                       412
Provision for income taxes                                     44                        25
Minority interests                                             24                        32
                                                              ---                       ---
Net income                                                    635                       355
                                                              ===                       ===

Basic earning per share                                      0.15                      0.11
                                                             ====                      ====

Weighted average number of shares outstanding           4,296,355                 3,125,000
                                                        =========                 =========


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